EXHIBIT 1

EASTBOURNE CAPITAL SENDS LETTER TO

AMYLIN PHARMACEUTICALS SHAREHOLDERS

San Rafael, California – May 12, 2009 – Eastbourne Capital Management, L.L.C. today announced that it has sent a letter to shareholders of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) in connection with Eastbourne’s solicitation of proxies in support of the election of three new directors to the 12 member Board of Directors of Amylin at the 2009 Annual Meeting of Shareholders. Eastbourne’s proposed nominees are Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares. Eastbourne is also seeking authority to vote for the two nominees proposed by affiliates of Carl Icahn.

Richard J. Barry, Eastbourne Founder and Portfolio Manager, commented, “The current Board of Amylin has failed on a number of fronts, but particularly in its oversight of management and in the creation of long-term shareholder value. Byetta, on its own, has the potential to be a blockbuster product, but Amylin has not succeeded in fulfilling this potential. Byetta’s disappointing commercialization so far is in large part due to Amylin’s poor planning and inconsistent strategies. As a significant shareholder, we put our faith in this Board, and therefore this management, to deliver on the tremendous potential of the product pipeline for nearly five years. They could not. Now, with shareholders representing nearly a quarter of the company seeking change to the Board to increase the chances for future commercial success, the incumbent directors are asking shareholders to have faith in their combined abilities despite a record of dismal performance. We strongly believe that the Board, as currently constructed, has not earned the privilege to serve shareholders at this critical time.”

Added Barry, “Shareholders should not risk a failure to successfully commercialize Exenatide Once-Weekly. The directors we have nominated are independent of Amylin and, if elected, will come to the Board without preconceived notions, prepared to pursue the best means for the commercialization of Amylin’s products and to evaluate all opportunities to create shareholder value. We urge our fellow shareholders to vote their WHITE proxy card and elect Eastbourne’s director nominees, who are firmly committed to the future success of Amylin.”

The full text of the letter follows:

May 12, 2009

Dear Fellow Amylin Shareholder:

Eastbourne Capital Management, L.L.C. is seeking your support to elect three new directors to the 12 member Board of Directors of Amylin Pharmaceuticals, Inc. at the 2009 Annual Meeting of Shareholders to be held on May 27, 2009. Eastbourne’s proposed nominees are Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood. Our nominees’ biographical information is included below. These new, highly-qualified and independent directors will add significant skills, experience, objectivity and judgment to the Board. We are also seeking your authority to vote for the two nominees proposed by affiliates of Carl Icahn.

SHAREHOLDERS SHOULD JUDGE THE INCUMBENT BOARD BY

THE RESULTS IT HAS PRODUCED

While under the leadership of Amylin’s current Board and management, Amylin’s shares have fallen over 75%, from a peak of $51.43 in 2007 to $11.46 on May 11, 2009, a loss of approximately $5 billion of shareholder value. Since August 9, 2007, only two of the other nineteen companies in the AMEX Biotech Index have performed worse than Amylin.

BYETTA WAS A BREAK-THROUGH THERAPY AND THE COMPANY FAILED

TO CAPITALIZE ON IT!

Amylin’s “proven track record” under its current leaders is the record of a significantly flawed commercialization strategy.

We believe that the dramatic loss of shareholder value is largely due to Amylin’s failure, under its current leadership, to formulate and execute a consistent or successful commercialization strategy for its principal product, Byetta. Does that failure raise questions in your mind (as it does in our mind) about the company’s ability, under its current leadership, to be successful with its potentially transformational drug, Exenatide Once-Weekly?

SUCCESSFUL COMMERCIALIZATION?

THE NUMBERS SPEAK FOR THEMSELVES

•

Growth in Byetta prescriptions slowed significantly at the end of 2006, nearly a full year before the first FDA pancreatitis alert in October 2007. Six out of the last nine quarters have seen a sequential drop in new Byetta prescriptions while competing diabetes drugs have been growing.

•	Despite having two world-class approved drugs on the market (Byetta and Symlin), Amylin has increased its operating loss every year since 2005.

•	Amylin’s SG&A spend produces the lowest return among peer companies.

OUR TAKE ON THE “KEY MILESTONES” THE INCUMBENT BOARD IS “ACHIEVING”

“EARLY” SUBMISSION OF THE EXENATIDE ONCE-WEEKLY NDA?

At the end of 2007, Dan Bradbury told us that it was Amylin’s goal to file the NDA for Exenatide Once-Weekly by the end of 2008 and, indeed, that a significant portion of management’s 2008 “Cash Bonus Plan” was contingent on filing the NDA for Exenatide Once-Weekly by the end of the year – which they failed to do. We don’t understand how management can characterize a filing in May 2009 as “early.”

AMYLIN’S “NEW” SALES APPROACH?

In May 2008 Amylin increased its sales force by 15%. Six months later, in November 2008, management downsized the company, firing 340 people while cautioning that further cuts would “undermine” the launch of Exenatide Once-Weekly. A few weeks ago when, responding to Carl Icahn’s call for increased cost cuts of 30%, management insisted that “additional cost cuts of 30% from our current budget would undermine our efforts to develop, prepare for and launch exenatide once weekly.” However, a mere 11 days later, the Company changed its tune in its “New Sales Approach,” reducing the total number of Amylin sales representatives by 35%, or 200 employees, and proclaiming that these cuts will “improve” the launch. What could possibly have changed in 11 days?

“EXENATIDEONE” RESTRUCTURING – THE EMPEROR’S NEW CLOTHES

Amylin’s description of the restructuring of its Exenatide operations is long on promises but short on specifics, much like the Company’s “Five Point Plan.”

LET’S BE CLEAR. WE ARE BELIEVERS IN THE LONG TERM VALUE OF AMYLIN

Do Not Be Misled.

The incumbents’ characterization of our “agenda” as “‘short-term’ sell now” is quite simply false. We have been a significant holder of Amylin shares since 2005 and currently hold 12.5%. For Eastbourne and for each of our nominees, the goal is clear: Maximize the chances for commercial success of the upcoming Exenatide Once-Weekly launch and realize the potential of Amylin.

WE HAVE BEEN PATIENT INVESTORS IN AMYLIN.

Neither we nor any of our nominees are seeking a sale of the company. There is enormous value in the Company’s pipeline. That is not in question. What we question is this Board’s ability, at this critical time, to successfully guide management in the commercialization of these products to fully realize that value for the benefit of Amylin’s shareholders. Taken together, the shares held by Eastbourne and Icahn represent nearly a quarter of the Company’s outstanding shares. The directors nominated for election by the Company only hold 0.77% of the outstanding shares. So whom should you believe? Eastbourne’s interests are completely aligned with all Amylin shareholders and it is our strong belief that shareholders should not risk a failure to successfully commercialize Exenatide Once-Weekly.

VOTE FOR EASTBOURNE’S NOMINEES WHO HAVE THE SKILLS AND EXPERIENCE TO

GUIDE AMYLIN THROUGH THIS CRITICAL PERIOD

If elected, our nominees will:

•	Work alongside the other members of the Board and encourage a re-assessment of the current sales and marketing strategy for Byetta and the launch of Exenatide Once-Weekly.

•	Review the launch of Exenatide Once-Weekly with the Board and management.

•	Push for a thorough examination of the company’s R&D priorities and investment allocation.

•	Evaluate the Company’s expense controls, headcount allocation and cashflow assumptions for 2009 and 2010.

WE WANT AMYLIN TO BE A LONG-TERM COMMERCIAL SUCCESS

BUT WE BELIEVE IT WILL ONLY HAPPEN IF THERE IS SIGNIFICANT CHANGE

ON THE BOARD

Our three nominees will, if elected, comprise only a minority of the Board, even if taken together with the two nominees of Carl Icahn. We are also seeking your authority to vote for seven of the twelve individuals nominated by the incumbent Board. We will not vote for the following incumbent directors nominated by the Board of Amylin: Joseph C. Cook, Jr., former CEO and Amylin’s long-reigning chairman, James N. Wilson, the “lead independent director,” as well as Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

THE AMYLIN BOARD NEEDS CHANGE

VOTE THE WHITE PROXY CARD TODAY

Sincerely,

Richard J. Barry

Founder & Portfolio Manager

Eastbourne Capital Management, L.L.C.

Eastbourne’s three director nominees are:

M. Kathleen Behrens

M. Kathleen Behrens, Ph.D. (age 56) established a career in the financial services industry from 1983-1996 with Robertson Stephens & Co., where she became a general partner and managing director working as a securities analyst and venture investor focusing on life sciences investments. For the past six years, since January 2003, Dr. Behrens has served as a consultant for RS Investments, where she had been managing director from 1996 to 2002, responsible for managing venture capital funds. Dr. Behrens currently serves as a member of the board of directors of AVI BioPharma, Inc., a leading RNA therapeutics company focused on the discovery and development of RNA–based drugs. Dr. Behrens was first appointed as a director of AVI on March 31, 2009. Dr. Behrens was nominated for appointment as an AVI director by Eastbourne Capital pursuant to an agreement between AVI and Eastbourne Capital in connection with Eastbourne’s participation in a financing by AVI in January 2009. Eastbourne is currently the beneficial owner of approximately 8.3% of the common stock of AVI. In addition Dr. Behrens has also held multiple other directorships in the last five years, including at Abgenix, Inc. where she was a director from 1999 until its acquisition by Amgen in April of 2006 and where she served as a Member of the Audit Committee from 2001 until April 2006 and chair of that Committee from 2002 to 2006. Dr. Behrens was also a Member of Abgenix’s Nominating and Governance Committee from 2002 to 2006 and a member of the Compensation Committee in 2002 and 2003. In addition Dr. Behrens was a director of Protein Design Labs, Inc. from 1986 to 1992, of Cell Genesys, Inc. from 1990 to 1996, of InSite Vision, Inc. from 1990 to 1995 and of COR Therapeutics, Inc. from 1988 to 1995. From 2001 until January 2009 Dr. Behrens served as a member of the President’s Council of Advisors on Science and Technology (PCAST), where she was Chair of PCAST’s Subcommittee on Personalized Medicine. From 1997 to 2005, Dr. Behrens was also a director of the Board on Science, Technology and Economic Policy for the National Research Council and was a member of the Institute of Medicine Committee on New Approaches to Early Detection and Diagnosis of Breast Cancer. Prior to that time, from 1993 to 2000, Dr. Behrens was the director of the National Venture Capital Association, also serving as President, Chair and Past Chair. Dr. Behrens holds a Ph.D. in Microbiology from the University of California, Davis, where she performed genetic research for six years.

Charles M. Fleischman

Charles M. Fleischman (age 50) held multiple positions at Digene Corporation from 1990 to 2006, including President, Chief Financial Officer, Chief Operating Officer, and Director. Digene, acquired by Qiagen N.V. in 2007 for $1.6 billion, was a biotechnology medical device company that developed, manufactured and commercialized molecular diagnostic tests for human infectious diseases and cancers. During his tenure at Digene, Mr. Fleischman was responsible for all aspects of creating, building and managing growth including developing commercialization strategies in the U.S. and abroad, raising private capital pre-IPO, executing the company’s IPO and subsequent offerings, and managing manufacturing, operations, finance, regulatory affairs and quality systems. Prior to Digene, from 1987 to 1990, Mr. Fleischman was an Associate Director at investment firm Furman Selz LLC (now part of ING Group) focused on public and private company equity and debt financings, and mergers and acquisitions advisory work. Prior thereto, he co-founded ICAP, now the world’s premier voice and electronic interdealer broker. Mr. Fleischman is currently a Director of Dako A/S, a global leader in tissue-based cancer diagnostics. He is also a member of the National Advisory Council, Johns Hopkins University School of Education, and a Director of the Institute for Health Technology Studies (InHealth). Mr. Fleischman graduated from Harvard College and obtained his MBA from The Wharton School, University of Pennsylvania.

Jay Sherwood

Jay Sherwood (age 40) is a Managing Director of Eastbourne, a position he has held since 2005. From 1995 to 2005, Mr. Sherwood was a Managing Director at Robertson Stephens Investment Management and subsequently RS Investments, where he was a securities analyst and co-portfolio manager of two mutual funds. From 1993 through 1995, Mr. Sherwood was a staff accountant and senior auditor for Deloitte and Touche and during that time also obtained his CPA. Mr. Sherwood obtained his B.A. in Economics and Business from The University of California, Los Angeles.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the proxy statement and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. The definitive proxy statement and form of proxy are being mailed to shareholders of Amylin and are available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com.

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Contacts:

Media: Sard Verbinnen & Co. Dan Gagnier, 212-687-8080 Diane Henry, 415-618-8750	Shareholders: MacKenzie Partners, Inc. Larry Dennedy, 212-929-5500 Charlie Koons, 212-929-5500